Exhibit 19.1
Barnes & Noble Education, Inc.

Insider Trading Policy
(Adopted effective July 21, 2015 by the Barnes & Noble Education, Inc. Board of Directors)

This Insider Trading Policy applies to all directors, officers and employees of Barnes & Noble Education, Inc. (the “Company”). Additionally, all directors, officers with the title of Vice President and above in Barnes & Noble Education, Inc. and its affiliates, as well as all other employees in the corporate CFO organization of Barnes & Noble Education, Inc., administrative assistants for any of the foregoing, and anyone else designated by the Company’s General Counsel will be considered a “Covered Individual” under this Insider Trading Policy (the “Policy”). This policy will be distributed to all Covered Individuals by the Vice President of Human Resources of the Company and s/he shall ensure that any amendments are also distributed in a timely way. An acknowledgement of receipt shall be maintained in each Covered Individual’s employee personnel file.

Trading on Material Inside Information Prohibited. U.S. securities laws prohibit a person who has “material” inside information, whether positive or negative, about the Company from trading in shares of the Company’s common stock or any other securities of the Company (collectively, “Company Securities”) or disclosing such information to other persons who buy or sell Company Securities based on such information. Additionally, U.S. securities laws prohibit a person from trading on or disclosing material inside information, whether positive or negative, about other companies, which includes material inside information about customers and suppliers of the Company that may be learned in the course of employment with the Company. The consequences of the foregoing actions can be severe, including civil and criminal penalties. For further information about what constitutes material inside information, see the Company’s Code of Business Conduct and Ethics. This section applies to all directors and employees of the Company and its affiliates.

1.Transactions by Others Involving Investment Control. Covered Individuals are responsible for the compliance of entities over which such Covered Individual exercises or shares investment control.

2.Tipping Information. Whether the information is proprietary or confidential information about the Company or non-public information that could have an impact on the price of Company securities, no Covered Individual or other employee shall disclose or “tip” (either explicitly or by way of generally advising to buy or sell Company securities) such information to others (including but not limited to family members).

Blackout Periods. It is also a violation of Company policy for any Covered Individual to purchase or sell Company Securities during the blackout periods described below:

1.Quarterly and Annual Results. Covered Individuals may not trade in Company Securities for a period that begins 14 days prior to the end of each fiscal quarter and ends at the beginning of the first day that follows one full day of trading after the release of the Company’s quarterly or annual results to the public. Thus, if the Company’s results are released before markets open on a Monday, Tuesday generally would be the first day on which Covered Individuals may trade. If the Company’s results are released after markets close on a Monday, Wednesday generally would be the first day on which Covered Individuals may trade.

2.Anticipated Material Events. If the Company’s General Counsel or his or her designee issues a suspension on trading because a material event is anticipated (e.g., a financial development, merger, acquisition or any other significant corporate action), to the extent practicable adequate notice should be provided to Covered Individuals to whom such suspension applies.

Section 16 Insiders. Covered Individuals that are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (those directors and executive officers who have filed a Form 3 and are required to file Form 4s and 5s) (each, a “Section 16 Insider”), are reminded of their reporting obligations and their possible liability to the Company for “short-swing profits” for transactions in shares of the Company’s common stock (including options). This includes Company Securities that the Section 16 Insider directly or indirectly acquires (including through a holding company) or over which the Section 16 Insider exercises control or direction (including shares acquired by a partnership or family trust that the Section 16 Insider controls).

Pre-Clearance of Trades. The Company has determined that all Board members and Section 16 Insiders, all other employees who have been notified by the General Counsel that they are subject to these pre-clearance procedures of any of the foregoing must refrain from trading in Company Securities, even during any period when such trading would otherwise be permitted as described under “Blackout Periods”, without first complying with the Company’s “pre-clearance” process. Each such person should contact the Company’s General Counsel prior to commencing any trade in Company Securities. Although any such person wishing to trade pursuant to an approved trading plan adopted in accordance with Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), need not seek preclearance from the Company’s General Counsel before each trade takes place, such person must obtain approval from the Company’s General Counsel of the proposed Rule 10b5-1 trading plan before it is adopted. The Company’s General Counsel may designate one or more individuals who may perform the duties hereunder in the event that the Company’s General Counsel is unable or not available to perform such duties.

Additional Prohibited Transactions. It is the Company’s policy that Covered Individuals should not engage in any of the following activities with respect to Company Securities:

1.Short Sales. Selling Company Securities short is not permitted. Selling short is the practice of selling borrowed securities, a technique used to speculate on a decline in the price.

2.Buying or Selling Puts, Calls or Derivatives. The purchase or sale of options of any kind, whether puts, calls or other derivative securities, related to Company Securities is not permitted. The speculative nature of the market for these financial instruments imposes timing considerations that are inconsistent with careful avoidance, or may even create the appearance, of use of inside information.

3.Pledges and Margin Accounts. Pledging Company Securities, purchasing Company Securities on margin, or incurring any indebtedness secured by a margin or similar account in which Company Securities are held, without the prior approval of the Audit Committee of the Company’s Board of Directors, is not permitted; except that the foregoing restriction on purchasing Company Securities on margin does not apply to the “cashless exercise”

of stock options (i.e., the exercise of a stock option where the Covered Individual sells some of the shares underlying the option to pay the taxes required to be withheld and/or the exercise price of the option so exercised). Notwithstanding the foregoing, Covered Individuals holding Company Securities as of the date of this Policy may pledge any Company Securities they hold as of such date.

Certain Exceptions. The following transactions are exempted from this Policy:

1.Rule 10b5-1 Plans. A purchase or sale of Company Securities in accordance with a trading plan adopted in accordance with Rule 10b5-1(c) under the Exchange Act shall not be deemed to be a violation of this Policy even though such trade takes place during a blackout period or while the Covered Individual was aware of material inside information. However, the trading plan, as well as any changes or amendments to the trading plan, must be adopted outside of a blackout period and at a time when such Covered Individual is not aware of material inside information. A trading plan is a contract, instruction or a written plan regarding the purchase or sale of securities, as more fully described in Rule 10b5-1(c). Each trading plan must be reviewed by the Company’s General Counsel prior to establishment to confirm compliance with this Policy and applicable securities laws.

2.Employee Stock Purchase Plan. A purchase of Company Securities pursuant to any Company Employee Stock Purchase Plan (but not the sale of any such purchased Company Securities) is exempt from this Policy, since the other party to such transaction is the Company and the price does not vary with the market, but is fixed by the terms of such plan.

3.Stock Option Exercise; Withholding to Satisfy Tax Liabilities. The exercise for cash of stock options issued by the Company (but not the sale of any shares issued upon such exercise or purchase) is exempt from this Policy. Thus, an exercise of options in which the purchase price is paid by the option holder in cash and the holding by the option holder of the stock received upon exercise is exempt. Other “cashless” exercises and sales of stock received upon the exercise of an option are not exempt from this Policy. The Company withholding stock in an amount equal to the taxes payable by (a) the option holder as a result of the exercise of the option and (b) a holder of restricted stock upon the vesting of the restricted stock are also exempt.

4.Gifts. Bona fide gifts of Company Securities are exempt from this Policy.